Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s 2011 Annual Report to Stockholders regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

The Proposed Spin-Off and Merger of Our Transmission Business

It’s a long list of actions we have taken over the years to create shareholder wealth or protect credit quality. Most recently on Dec. 5, 2011, we announced the spin-off of our transmission business to our shareholders and the subsequent merger of that business with ITC Holdings Corp.

We first explored the idea of creating a standalone transmission business in 1999, under a structure that included retaining a passive ownership at Entergy. Since that time, Regional Transmission Organizations, like the Midwest Independent Transmission System Operator and others, have developed a track record of adding value and improving market efficiencies. Throughout this period, we consistently advocated for independent transmission structures.

Adapting to the lessons learned over the past decade, the ITC transaction is different than we previously proposed. It incorporates a complete spin-off of Entergy’s electric transmission business, or “Transco.” Entergy common shareholders will continue to have ownership in the transmission business, but Entergy Corporation will not. Immediately after the spin-off, Transco will then merge into a subsidiary of ITC. Prior to the merger, ITC expects to effectuate a $700 million recapitalization, currently anticipated to take the form of a one-time special dividend. The merger will result in Entergy shareholders receiving 50.1 percent of the shares of the new ITC; existing ITC shareholders will own the remaining 49.9 percent. In addition, ITC will assume $1.775 billion in indebtedness issued by Entergy in connection with the internal separation of the transmission business.

Many in our industry see transmission as a way to grow earnings or rate base, or they have a strategy that seeks ways to get bigger through mergers with other investor-owned utilities. So why? Why shrink our company, particularly by a spin-off of a fast-growing business? Our obligation is to the shareholders of the company and, of course, other stakeholders like our customers and employees. These are the real people. The “company” is an artificial “person” created by law. If the owners, customers, employees and other stakeholders are better served, then the company has achieved the purpose for which it was created. In today’s changing environment, focus is far more valuable than size. In the world of mammals, most scientists will tell you larger species, like dinosaurs, may evolve faster, but become extinct more quickly: live harder, die faster. In business, sustainability is no different.

After closing the merger with ITC, Entergy’s transmission business will be part of a completely independent electric transmission company. ITC is a leading independent transmission company with an excellent track record of service and safety. Entergy Corporation becomes a smaller company by approximately $3 billion of assets that will be spun off to our owners. There’s no gain to the corporation and less immediate earning power for Entergy. On the other hand, the ITC transaction allows Entergy to maintain its financial flexibility, which we believe will enable ongoing investment, better access to capital and protect credit quality needed to serve our customers. The expected annual capital needs of the transmission business are four to five times the cash provided by the depreciation allowance. Moreover, this outcome is consistent with congressional intent and the Federal Energy Regulatory Commission policy and direction and addresses transmission issues raised by other entities that rely on our utility operating companies’ transmission system. We are listening to our regulators now to gain a better understanding of their perspectives and any concerns. Completion of the transaction is targeted for 2013, subject to receipt of necessary approvals.

Nobody likes the sound of “shrinking the company” or admitting that maybe a different organization can meet certain needs better than your current organization. Our employees do a phenomenal job as evidenced by receipt of the Edison Electric Institute

Emergency Response Award for 14 consecutive years. As a vertically integrated utility and generation company, we handle nuclear operations, license renewal of nuclear plants, establishment of new distribution standards to meet the risks of rising sea levels, storm surges, and stronger and more frequent hurricanes, and a host of other issues. ITC wakes up every morning and only thinks transmission. They bring a single focus, and for those enamored with size, it will be one of the largest electric transmission companies in the country, with more than 30,000 miles of transmission lines.

As Adam Smith pointed out in “The Wealth of Nations,” when ownership is separated from management, the latter will inevitably begin to neglect the interests of the former. That is a trap we are determined to avoid. A corporation exists to serve its shareholders, not to serve itself to the detriment of its owners. I am convinced Entergy’s owners will be better served by this transaction and I have no doubt an independent electric transmission company that is part of an RTO with real-time markets for power is superior to any other model for customers and suppliers.

Our board has always recognized the importance of the dividend, which is taking on a more prominent role for our shareholders in today’s low interest-rate environment. Even with some of the earnings growth associated with the transmission business migrating to ITC, the current long-term financial outlook supports maintaining Entergy’s dividend at the current $3.32 per share annualized level after closing the ITC transaction. Any dividend from ITC that our shareholders are expected to receive would be in addition to the Entergy dividend.

In this case, each Entergy shareholder receives ownership in two companies and presumably higher combined earnings and dividends. The employees of our electric transmission business receive better career opportunities as part of a transmission-only business. Our customers and suppliers will be part of the best structure to drive economic efficiency, achieve an open and robust market, and provide access for low-cost generation and efficient transmission use and expansion.

The business and financial landscape facing the utility industry is undergoing its own transformation. From volatile commodity price markets and evolving and uncertain environmental regulations, to the longer-term need for multi-trillion dollar industry-wide capital investments and potentially catastrophic risk from climate change, the future will offer unprecedented challenges. The issues we face at Entergy are no different. There is no place to hide. There is no “safe” path. The path we have chosen will not be easy. It will require outstanding execution; it contemplates an end-state that will create sustainable value for all stakeholders. At the same time, we believe we must be flexible and adaptable to bring our vision to reality.

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Positioning Entergy Utility Customers for the Future

At Entergy, we believe the independent electric transmission model with its singular focus on transmission system performance, planning and operations is the most advantageous structure for realizing the type of transformation needed in U.S. transmission systems. The model aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advances open access initiatives and promotes access to competitive energy markets.

In 2011, we announced an agreement to spin off and then merge our electric transmission business into ITC Holdings Corp. Our transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69 kilovolt and above, and associated substations across Arkansas, Louisiana, Mississippi and Texas. By spinning off these assets and combining them with an industry-leading transmission operator, our utility customers can realize the benefits of the independent transmission model in addressing these future realities.

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Working Toward Our Overarching Financial Goal

Our overarching financial goal is to deliver top-quartile shareholder return over the long term. In recent years, we have not achieved top-quartile return. Although total shareholder return was 8.3 percent in 2011, our performance was another disappointment. We trailed our peer group – one of the best performing sectors in 2011 – ranking in the bottom quartile.

Despite our recent performance, we believe the strategies and initiatives we implemented in 2011 lay a foundation for achieving top-quartile return over the long term. We continue to analyze changing market conditions and act on opportunities when appropriate. For example, in 2011 we announced our plan to spin off and merge our transmission business with ITC Holdings Corp. This transaction generates benefits for Entergy customers and other stakeholders, while enhancing Entergy’s financial flexibility. Following the expected transaction close in 2013, Entergy expects to have greater ability to fund investment alternatives while protecting the credit quality of Entergy and its subsidiaries.

Absent attractive investment opportunities, we previously outlined an outlook to deploy as much as $4 billion to $5 billion to shareholders through dividends and share repurchases in the 2010 to 2014 time period. During 2011, along with returning nearly $800 million through dividends and share repurchases to our owners, we also acted on an attractive investment opportunity, acquiring the Rhode Island State Energy Center, a 583-megawatt power plant. In addition, our current long-term financial outlook supports maintaining the common dividend at the current $3.32 per share annualized level after the ITC transaction. Any dividend from ITC that our shareholders are expected to receive would be in addition to the Entergy dividend.

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Enhancing the Transmission Business

In December 2011, we announced our plan to spin off and merge our transmission business into ITC Holdings Corp., an independent electric transmission company. Entergy’s transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69 kilovolt and above and associated substations across the mid-South. Following the completion of the merger, ITC will be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning from the Great Lakes to the Gulf Coast.

We believe ITC’s independent transmission company structure is the best model to drive economic efficiency, achieve an open and robust market, and provide access for low-cost generation and efficient transmission use and expansion in the country. Entergy gains financial flexibility that benefits its customers and communities. Within the U.S., projected capital investment in the electric utility industry is estimated to be in the $2 trillion range over the next 20 years. Merging the transmission business with ITC increases our flexibility to make ongoing investments in the remaining parts of our business, improves access to capital and protects the credit quality of Entergy and its subsidiaries.

One prerequisite to closing the transaction is that Entergy secures all necessary approvals from state and local regulators to join a Regional Transmission Organization, which is consistent with efforts already under way to join MISO. We believe that the change of control filings to join MISO should be considered separately from the ITC transaction. Completion of the transaction is expected in 2013 subject to the satisfaction of certain closing conditions, including the necessary approvals of Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and Entergy’s other reports and filings made under the Securities and Exchange Act of 1934; (ii) the following transactional factors (in addition to others described in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.